Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 13, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Pacifico Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units

Common Stock, $0.0001 par value

Rights

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi

The Nasdaq Stock Market LLC · 805 King Farm Blvd. · Rockville, MD 20850 · USA · www.nasdaq.com